VEON Group Announces Vesting of Share Award for the Group CEO Amsterdam, 7 September 2023: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces vesting of management share awards to Group Executive Committee member, Group Chief Executive Officer, Kaan Terzioglu as part of the VEON Group CEO share award announced in September 2022. The vesting of this share award for the Group Chief Executive Officer is the second and final tranche of VEON’s Group CEO share award, which was detailed in our press release dated 23 September 2022. A total of 146,490 American Depositary Shares (“ADS”) vested as part of VEON’s Deferred Share Plan, where each ADS represents 25 underlying common shares. The ADSs will be transferred to Mr. Kaan Terzioglu in due course. Following the vesting and transfer of the ADSs, the total number of ADSs that will be held by Kaan Terzioglu is 292,522 and the number of common shares held by Kaan Terzioglu is 100,000. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam. For more information, visit: https://www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Group’s share awards and strategy. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information VEON Investor Relations Faisal Ghori ir@veon.com